UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

RPC, Inc.

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

749660 10 6

(CUSIP Number)

W. Keith Wilkes, Jr.

c/o RFA Management Company, LLC

1908 Cliff Valley Way N.E.

Atlanta, GA 30329

with a copy to:

Eric Orsic

McDermott Will & Emery LLP

444 West Lake Street, Suite 4000

Chicago, IL 60606

(312) 984-7617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	Name of Reporting Person Gary W. Rollins Voting Trust U/A dated September 14, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 97,639,106(1)
9	Sole Dispositive Power 0
10	Shared Dispositive Power 97,639,106(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,639,106(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 45.1 percent
14	Type of Reporting Person OO

(1)	Includes the following shares of Common Stock: (a) 78,801,255 shares held by LOR, Inc., a Georgia corporation (the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (the “GWR Voting Trust”) has a 50% voting interest in LOR, Inc.); (b) 15,677,032 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the manager of RCTLOR, LLC); and (c) 3,160,819 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person R. Randall Rollins Voting Trust U/A dated August 25, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,171
8	Shared Voting Power 97,639,106(1)
9	Sole Dispositive Power 1,171
10	Shared Dispositive Power 97,639,106(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,640,277(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 45.1 percent
14	Type of Reporting Person OO

(1)	Includes the following shares of Common Stock: (a) 78,801,255 shares held by LOR, Inc., a Georgia corporation (the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (the “RRR Voting Trust”) has a 50% voting interest in LOR, Inc.); (b) 15,677,032 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the manager of RCTLOR, LLC); and (c) 3,160,819 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 78,801,255
8	Shared Voting Power 18,837,851(1)
9	Sole Dispositive Power 78,801,255
10	Shared Dispositive Power 18,837,851(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,639,106(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 45.1 percent
14	Type of Reporting Person CO

(1)	Includes the following shares of Company common stock: (a) 15,677,032 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the manager of RCTLOR, LLC); and (b) 3,160,819 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 5,203,895
8	Shared Voting Power 18,296,788(1)
9	Sole Dispositive Power 5,203,895
10	Shared Dispositive Power 18,296,788(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,500,683(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 10.9 percent
14	Type of Reporting Person IN

(1)	Includes the following shares of Company common stock: (a) 6,593 shares of the Company Common Stock held in a charitable trust of which he is a co- trustee and as to which he shares voting and investment power; (b) 527,413 shares held by thirteen family trusts (the “1976 RRR Trusts”) which are trusts benefiting the grandchildren and more remote descendants of his deceased brother, Mr. R. Randall Rollins (Mr. Gary W. Rollins is a trustee of each such trust); (c) 4,815,173 shares held by WNEG Investments, L.P., a Georgia limited partnership, (Mr. Gary Rollins is the sole member of the sole general partner of WNEG Investments, L.P.); (d) 3,224,505 shares held by a revocable trust established by Mr. Gary W. Rollins, as to which he is the sole trustee; (e) 8,312,106 shares held by three trusts (the “Rollins Family Trusts”) for the benefit of the children and/or more remote descendants of his deceased brother, Mr. R. Randall Rollins; and (f) 1,404,028 shares held by the R. Randall Rollins 2012 Trust. (The trustee of each of the Rollins Family Trusts and the R. Randall Rollins 2012 Trust is a corporation over which Mr. Gary W. Rollins has the ability to assert control within sixty days). Also includes 6,970 shares of Company Common Stock held by his wife. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person RCTLOR, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 15,677,032
8	Shared Voting Power 0
9	Sole Dispositive Power 15,677,032
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,677,032
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 7.2 percent
14	Type of Reporting Person OO

1	Name of Reporting Person Amy R. Kreisler
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 2,279,973
8	Shared Voting Power 455,251(1)
9	Sole Dispositive Power 2,279,973
10	Shared Dispositive Power 455,251(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,735,224(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.3 percent
14	Type of Reporting Person IN

(1)	Includes 455,251 shares of Common Stock held in a charitable trust of which she is a co-trustee and the Executive Director. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person WNEG Investments, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 4,815,173
8	Shared Voting Power 0
9	Sole Dispositive Power 4,815,173
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,173
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 2.2 percent
14	Type of Reporting Person PN

1	Name of Reporting Person Pamela R. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,090,143
8	Shared Voting Power 455,251(1)
9	Sole Dispositive Power 1,090,143
10	Shared Dispositive Power 455,251(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,545,394(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.7 percent
14	Type of Reporting Person IN

(1)	Includes 455,251 shares of Common Stock held in a charitable trust of which she is a co-trustee. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person Timothy C. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 999,220
8	Shared Voting Power 508,794(1)
9	Sole Dispositive Power 999,220
10	Shared Dispositive Power 508,794(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,508,014(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.7 percent
14	Type of Reporting Person IN

(1)	Includes the following shares of Common Stock: (a) 455,251 shares of Common Stock held in a charitable trust of which he is a co-trustee, (b) 1,530 shares of Common Stock held by his spouse, and (c) 52,013 shares held of record by a minor child under a Uniform Transfers to Minors Act account, over which he possesses voting and dispositive power as custodian of the account. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person The Gary W. Rollins Revocable Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 3,224,505
8	Shared Voting Power 0
9	Sole Dispositive Power 3,224,505
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,224,505
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.5 percent
14	Type of Reporting Person OO

1	Name of Reporting Person RFT Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 3,160,819
8	Shared Voting Power 0
9	Sole Dispositive Power 3,160,819
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,160,819
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.5 percent
14	Type of Reporting Person OO

1	Name of Reporting Person The Margaret H. Rollins 2014 Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 188,846
8	Shared Voting Power 0
9	Sole Dispositive Power 188,846
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 188,846
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.1 percent
14	Type of Reporting Person OO

Item 1.	Security and Issuer

This Amendment No. 23 to Schedule 13D relates to the common stock, $0.10 par value per share (the “Common Stock”), of RPC, Inc., a Delaware corporation (the “Company”). The original Schedule 13D was filed on November 8, 1993, as amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 1, 2003, Amendment No. 4 filed on October 14, 2003, Amendment No. 5 filed on December 14, 2006, Amendment No. 6 filed on August 3, 2007, Amendment No. 7 filed on August 29, 2007, Amendment No. 8 filed on November 20, 2007, Amendment No. 9 filed on January 25, 2013, Amendment No. 10 filed on December 11, 2014, Amendment No. 11 filed on August 7, 2019, Amendment No. 12 filed on July 2, 2020, Amendment No. 13 filed on August 21, 2020, Amendment No. 14 filed on December 9, 2020, Amendment No. 15 filed on March 5, 2021, Amendment No. 16 filed on May 6, 2021, Amendment No. 17 filed on June 14, 2021, Amendment No. 18 filed on January 24, 2022, and Amendment No. 19 filed on April 4, 2022, Amendment No. 20 filed on June 6, 2022, Amendment No. 21 filed on November 9, 2022, and Amendment No. 22 filed on December 5, 2022 (collectively, the “Schedule 13D, as amended”). The Schedule 13D, as amended, is incorporated by reference herein. The principal executive office of the Company is located at:

2801 Buford Highway NE, Suite 300
Atlanta, Georgia 30329

Item 2.	Identity and Background

1.             (a)            Gary W. Rollins is a reporting person filing this statement.

(b)            His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)            His principal occupation is Chairman of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)            None.

(e)            None.

(f)             United States.

2.             (a)            Amy R. Kreisler is a reporting person filing this statement.

(b)            Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)            Her principal occupation is Executive Director, The O. Wayne Rollins Foundation (a private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)            None.

(e)            None.

(f)            United States.

3.             (a)             Pamela R. Rollins is a reporting person filing this statement.

(b)            Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)            Her principal occupation is as a member of the Board of Trustees of Young Harris College, a member of the Board of Directors of the National Monuments Foundation, and a trustee of the O. Wayne Rollins Foundation (a private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)            None.

(e)            None.

(f)            United States.

4.             (a)            Timothy C. Rollins is a reporting person filing this statement.

(b)           1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)            His principal occupation is Vice President of Rollins Investment Company, LLC (engaged in the provision of management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)           None.

(e)            None.

(f)            United States.

5.             The RRR Voting Trust is a reporting person filing this statement. It's principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

(d)            None.

(e)            None.

6.             The GWR Voting Trust is a reporting person filing this statement. It's principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

(d)            None.

(e)            None.

7.             LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

8.             RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

9.             RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

10.           The Gary W. Rollins Revocable Trust is a reporting person filing this statement. It is a revocable trust established by and for the benefit of Gary W. Rollins. Gary W. Rollins is the sole trustee of The Gary W. Rollins Revocable Trust. The principal business address of The Gary W. Rollins Revocable Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)            None.

(e)            None.

11.           WNEG Investments, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)            None.

(e)            None.

12.           WNEG Management Company, LLC is the general partner of WNEG Investments, L.P., which is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity, and Gary W. Rollins is its sole manager and member.

(d)            None.

(e)            None.

13.           (a)            Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

(b)            His address is 15 Ellensview Ct., Richmond, VA 23226.

(c)            His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

(d)            None.

(e)            None.

(f)             United States.

14.           (a)            Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.

(b)           His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(c)            His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(d)            None.

(e)            None.

(f)            United States.

15.           The 1976 RRR Trusts are irrevocable trusts established by R. Randall Rollins for the benefit of his grandchildren and more remote descendants. Gary W. Rollins is a trustee of the 1976 RRR Trusts and exercises de facto control over them. The principal business address of the 1976 RRR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)            None.

(e)            None.

16.           (a)            Donald P. Carson is a director of LOR, Inc., which is a reporting person filing this statement.

(b)            His business address is 385 Kimberly Avenue, Asheville, NC 28804.

(c)            His principal occupation is Managing Director, Ansley Capital Group, LLC, the business address of which is 385 Kimberly Avenue, Asheville, NC 28804.

(d)            None.

(e)            None.

(f)             United States.

17.           (a)            Ryan M. Harding is a director of LOR, Inc., which is a reporting person filing this statement.

(b)            His business address is c/o IFO Group, LLC, 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.

(c)            His principal occupation is Managing Director, IFO Group, LLC, the business address of which is 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.

(d)            None.

(e)            None.

(f)            United States.

18.           The Margaret H. Rollins 2014 Trust is a reporting person filing this statement. Its business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)            None.

(e)            None.

19.           (a)            Peggy Rollins is a co-trustee of The Margaret H. Rollins 2014 Trust, which is a reporting person filing this statement

(b)            Her business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)            She is retired.

(d)            None.

(e)            None.

(f)            United States.

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the “Group”) have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended, for historical information.

Item 4.	Purpose of Transaction

See the Schedule 13D, as amended.

Item 5.	Interest in Securities of the Issuer

(a)           See the cover pages to this Amendment.

(b)

Mr. Thomas Claiborne does not beneficially own any shares of Company Common Stock.

Mr. Paul Morton beneficially owns 1,750 shares of Company Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

The 1976 RRR Trusts beneficially own 544,980 shares of Company Common Stock (0.3%). They have sole voting and dispositive power with respect to 544,980 shares.

WNEG Management Company, LLC beneficially owns 4,815,173 shares of Company Common Stock (2.2%). It has sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 4,815,173 shares. These shares include 4,815,173 shares of Company Common Stock held by WNEG Investments, L.P.

Mr. Donald P. Carson beneficially owns 6,593 shares of Company Common Stock (0.0%). He has sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 6,593 shares. These shares include 6,593 shares of Company Common Stock held in a charitable trust of which he is a co-trustee.

Ryan M. Harding does not beneficially own any shares of Common Stock.

Peggy Rollins does not beneficially own any shares of Common Stock.

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the “Group”) have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act. The reporting persons, acting collectively as a group, have beneficial ownership of 126,207,936 shares of Common Stock (58.3%).

(c)          Except as previously noted in the Schedule 13D, as amended, and as set forth below, no transactions in Company common stock were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within 60 days of the date hereof:

•	On August 11, 2023, Amy R. Kreisler made a gift of 99,025 shares for no consideration.

•	On August 15, 2023, Timothy C. Rollins made a gift of 23,592 shares for no consideration.

•	On August 22, 2023, a charitable trust for which Gary W. Rollins is a co-trustee made a gratuitous transfer of 36,948 shares.

•	On August 22, 2023, a charitable trust for which Pamela R. Rollins, Timothy C. Rollins and Amy R. Kreisler serve as trustees made a gratuitous transfer of 351,680 shares.

•	On September 1, 2023, Pamela R. Rollins made a gift of 50,046 shares for no consideration.

•	On September 21, 2023, a charitable trust for which Pamela R. Rollins, Timothy C. Rollins and Amy R. Kreisler serve as trustees made a gratuitous transfer of 1,158,761 shares.

•	On September 21, 2023, a charitable trust for which Gary W. Rollins is a co-trustee made gratuitous transfers in the aggregate of 25,550 shares.

(d)           None.

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the Schedule 13D, as amended, for historical information. Except as disclosed in the Schedule 13D, as amended, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

(A)	Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

See the Schedule 13D, as amended, for historical information.

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

/s/ Gary W. Rollins	Date: September 26, 2023

GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of

RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of

RCTLOR, LLC, and

As President of

LOR, INC., and

As Trustee of

GARY W. ROLLINS REVOCABLE TRUST, and

As Sole Manager and Member of

WNEG Management Company, LLC, in its

Capacity as General Partner of

WNEG INVESTMENTS, L.P., and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

/s/ Amy R. Kreisler	Date: September 26, 2023

AMY R. KREISLER, individually, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST

/s/ Pamela R. Rollins	Date: September 26, 2023

PAMELA R. ROLLINS, individually, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST

/s/ Timothy C. Rollins	Date: September 26, 2023

TIMOTHY C. ROLLINS, individually, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of this Amendment to Schedule 13D, including further amendments thereto, with respect to the shares of Common Stock, par value $0.10 per share, of RPC, Inc. and further agrees that this Joint Filing Agreement be filed with the Securities and Exchange Commission as an exhibit to such filing; provided, however, that no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate (as provided in Rule 13d-1(k)(1)(ii)). This Joint Filing Agreement may be executed in one or more counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the persons named below have executed this Joint Filing Agreement as of the date set forth below.

/s/ Gary W. Rollins	Date: September 26, 2023

GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of

RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of

RCTLOR, LLC, and

As President of

LOR, INC., and

As Trustee of

GARY W. ROLLINS REVOCABLE TRUST, and

As Sole Manager and Member of

WNEG Management Company, LLC, in its

Capacity as General Partner of

WNEG INVESTMENTS, L.P., and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

/s/ Amy R. Kreisler	Date: September 26, 2023

AMY R. KREISLER, individually, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST

/s/ Pamela R. Rollins	Date: September 26, 2023

PAMELA R. ROLLINS, individually, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST

/s/ Timothy C. Rollins	Date: September 26, 2023

TIMOTHY C. ROLLINS, individually, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST